Exhibit 3

1 4Q 2017 RESULTS    February 9, 2018

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. (“CHP”) based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries 2

Presentation of Pro Forma Financial Information (For the purpose of the below clarification, the term “Company” refers to CEMEX Holdings Philippines, Inc., “CHP” refers to the Company and its subsidiaries, and “CEMEX” refers CEMEX, S.A.B. de C.V. and its subsidiaries excluding CHP.) CEMEX Holdings Philippines, Inc. was incorporated on September 17, 2015 for purposes of the initial equity offering concluded on July 18, 2016 (the “IPO”). For accounting purposes, the group reorganization by means of which the Company acquired its consolidated subsidiaries was effective January 1, 2016. Several strategies discussed in the CHP primary offer prospectus (“the Prospectus”) were implemented upon conclusion of the initial equity offering: a) the royalty scheme was implemented in July 2016 with retroactive effects as of January 1, 2016, and b) the reinsurance scheme was incorporated prospectively effective August 1, 2016. These strategies are already in full effect in 2017. Nevertheless and for the convenience of the reader, and in order to present a comprehensive comparative operating information for the twelve-month and the three-month periods ended December 31, 2017, CHP continued to use pro forma selected consolidated income statement information for the twelve-month and the three-month periods ended December 31, 2016, intended in all cases and to the extent possible, to present the operating performance of CHP on a like-to-like basis under a “normalized” expected ongoing operation; therefore, as if the new royalty scheme and insurance agreements would have been effective from the beginning of 2016. In addition: (1) beginning fiscal year of 2017, a change in accounting treatment of the effects from the reinsurance agreements is adopted recognizing the same as a reduction in operating expenses instead of an increase of revenue (which was the accounting treatment utilized in 2016). This change in accounting treatment is presented in this report’s pro forma and actual consolidated income statement information for the twelve-month and the three-month periods ended December 31, 2016. This difference in presentation does not have an effect on the reported Pro Forma operating income, reported Pro Forma Operating EBITDA or reported Pro Forma net income for the twelve-month and the three-month periods ended December 31, 2016. (2) the Pro Forma selected consolidated income statement information for the twelve-month and the three-month periods ended December 31, 2016 appearing in this report was prepared by (a) removing interest payments on short-term debt, and (b) annualizing long-term debt. 3

2017 Achievements ïƒ¼ Highest all-time quarterly volume in the third quarter of 2017. ïƒ¼ Highest all-time second half volume in the second half of 2017. ïƒ¼ Established customer experience office, enhancing our ability to respond to specific customer needs.ïƒ¼ Plants continued to produce at high-efficiency, above 90%. ïƒ¼ Solid Cement Plant kiln was the most efficient in the entire CEMEX system. ïƒ¼ Increased kiln production capability in APO Cement Plant by implementing modifications to the clinker cooling process. ïƒ¼ Refinanced and fully repaid U.S.-dollar related-party loan from New Sunward Holding, a CEMEX affiliate, with proceeds from senior unsecured peso term loan facility. 4

2018 Updates ïƒ¼ Obtained approval for the Environmental Compliance Certificate of Solid Cement Plant’s expansion from the Department of Environment and Natural Resources.ïƒ¼ Initiatives in the pipeline to debottleneck production and supply chain process, enabling throughput increase of half a million tons. ïƒ¼ Secured majority of coal requirements for 2018 at lower than current spot rates. ïƒ¼ CAPEX allocated for preliminary works of waste heat recovery facility project in APO Cement Plant. ïƒ¼ Working capital benefit by year-end approximately PHP 1.5 to 2.0 billion. ïƒ¼ No additional debt expected to be incurred in 2018. 5

Domestic Cement Volumes and Prices

CEMEX HOLDINGS PHILIPPINES

		2017 vs. 2016	4Q17 vs. 4Q16	4Q17 vs. 3Q17
Domestic Cement	Volume	0%	10%	(5%)
	Price (USD)	(15%)	(12%)	(1%)
	Price (PHP)	(10%)	(9%)	(1%)

Domestic cement volumes increased 10% year-over-year during the fourth quarter.

- In line with industry growth, as per our estimates.
- Strong growth in public infrastructure compensated for a weakening in private sector construction activity.

1% sequential decline in average daily cement volumes mainly due to unfavorable weather conditions.

For 2017, domestic cement volumes flat versus 2016 as volumes recovered in the second half.

- 6 additional loading-port downtime days in 4Q17 vs. 4Q16. Loading-port downtime days in 4Q17 highest in three years.
- 26 additional loading-port downtime days in 2017 vs. 2016. Loading-port downtime days in 2017 highest in three years.

Domestic cement prices declined year-over-year by 9% and 10%, respectively, for the fourth quarter and full year of 2017.

1% sequential decline in the fourth quarter, although prices remained relatively flat for the last five months of the year.

6

Net Sales Net sales declined year-over-year by 1% and 10%, Net Sales1 respectively, for the fourth quarter and full year of 2017. -10% In both cases, reflecting lower cement prices. 24,287 -1% 21,784 5,278 5,223 4Q16 4Q172 2016 2017 Millions of Philippine Pesos 7

Residential Sector The residential sector appears to have contracted in Approved Residential the fourth quarter of 2017. Building Permits based on floor area1 Persistent housing deficit and increasing 30% urbanization continue to drive residential demand. 20% 10% The sector’s growth will be supported by the 0% income-boosting tax reform, remittances from -10% overseas Filipino workers, and the government’s emphasis on affordable housing. -20% -30% 3Q16 4Q16 1Q17 2Q17 3Q17 Year-on-Year Growth 8 1Source: Philippine Statistics Authority

Industrial-and-Commercial Sector Industrial and commercial construction appears to Approved Non-Residential have been flat in the fourth quarter compared to the Building Permits same period last year. based on floor area1 30% Lower office take-up from the business process 20% outsourcing sector was partially offset by demand 10% from the offshore gaming and traditional companies.1 0% -10% In 2018, amendments to the country’s foreign -20% investment restrictions and fiscal incentives for priority industries are expected to support the -30% 3Q16 4Q16 1Q17 2Q17 3Q17 sector’s growth. Year-on-Year Growth 9 1Source: Philippine Statistics Authority

Infrastructure Sector 2017 National Government Disbursement on Infrastructure construction picked up in the Infrastructure and Capital Outlay fourth quarter as the government accelerated Year-on-Year Growth1 the approval and implementation of its 29% projects. In 2018, the rollout of several big-ticket infrastructure projects and the rehabilitation of 15% 12% Marawi city will continue to boost the sector. 6% The recently-implemented tax reform will be supportive of investments on infrastructure and economic growth. 1Q17 2Q17 3Q17 4Q17 2 1 Source: Department of Budget and Management; (DBM) 10 2 Comparison of October-November 2016 and 2017; December 2017 data not yet available

Cost of Sales Millions of Percentage Philippine Pesos of Net Sales Cost of sales, as a percentage to -4% sales, increased year-over-year by 12 -12pp percentage points during the quarter -8pp and by 8 percentage points in 2017. Higher fuel prices and a lower base of revenue were the main drivers for this increase. -27% 11,886 12,401 58% 46% 49% 57% 2,408 3,055 4Q16 4Q17 2016 2017 4Q16 4Q17 2016 2017 11

Operating Expenses



Distribution[1]
Selling and Administrative[1]
-10%
-9%
-2%
-5%
975
1,075
3,962
4,318
762
778
2,933
3,079
4Q16 Pro Forma
4Q17
2016 Pro Forma
2017
4Q16 Pro Forma
4Q17
2016 Pro Forma
2017
% of Net Sales
18%
21%
16%
20%
14%
15%
12%
14%

Distribution expenses, on a unitary basis, were relatively flat for the quarter on a year-over-year and sequential basis.

2017 absolute distribution expenses increased 9% versus 2016, as a result of higher fuel cost and lower economies of scale in fleet utilization.

Selling and administrative expenses remained stable during the fourth quarter.

2017 absolute selling and administrative expenses was 5% higher versus 2016 due to organizational realignment initiatives.

As a percentage to sales, **operating expenses** also increased due to a lower revenue base.

For 2018, we have initiatives to debottleneck production and supply chain process, enabling dispatch of more volumes throughout the year.

We continue to search for opportunities to scale down operational expenses and improve our cost-efficiency.

[1] Millions of Philippine Pesos
NOTE: Refer to slide 3 for information on pro forma adjustments

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Operating EBITDA and Operating EBITDA Margin Millions of Percentage Philippine Pesos of Net Sales Operating EBITDA declined on a -52% year-over-year basis by 56% and 52%, respectively, for the fourth quarter and full year of 2017. Lower prices was the -13pp main reason for the decrease, as well -15pp as higher fuel and distribution costs. -56% 6,727 Operating EBITDA margin compared 27% 28% to pro forma 2016 declined by 15 1,417 3,256 percentage points during the fourth 628 12% 15% quarter and by 13 percentage points in 2017. Lower prices accounted for ~2/3 of the margin decrease. 4Q16 4Q17 2016 2017 4Q16 4Q17 2016 2017 Pro Pro Pro Pro Forma Forma Forma Forma 13 NOTE: Refer to slide 3 for information on pro forma adjustments

Net Income Net income for 2017 declined 65% mainly due to lower Net Income1 operating earnings before other expenses, net. -65% Financial expenses declined 36% in 2017 as a result of the refinancing of our U.S. dollar denominated loan with local debt. With the conversion and denomination to local currency, foreign exchange losses also declined 95% during 2017. 1,872 Other income (expenses), net reflects expenses related to 659 asset impairments and severance payments. Effective tax rate for 2017 was at 17% versus a pro forma of 2016 2017 Pro 30% and actual of 29% last year. Forma 14 1 Millions of Philippine Pesos

4Q 2017 FREE CASH FLOW & GUIDANCE

Free Cash Flow January—December Fourth Quarter Free cash flow for 2017 was positive 2017 2016 2017 2016 at PHP 1,232 million after maintenance Pro Forma % var Pro Forma % var CAPEX and PHP 747 million after Operating EBITDA 3,256 6,727 (52%) 628 1,417 (56%) deducting strategic CAPEX.    —Net Financial Expenses 895 1,404 228 339 Improvement in working capital    —Maintenance Capex 844 534 431 341 due to initiatives to extend payment    —Change in Working Capital (116) (378) 232 306 terms with suppliers.    —Taxes Paid 553 1,240 129 388 Free cash flow for the fourth quarter    —Other Cash Items (net) (153) 32 (122) 35 was negative mainly due to lower Free Cash Flow after operating EBTIDA. 1,232 3,896 (68%) (270) 7 N/A Maintenance Capex    —Strategic Capex 485 796 43 145 Free Cash Flow 747 3,099 (76%) (314) (138) (127%) Millions of Philippine Pesos NOTE: Refer to slide 3 for information on pro forma adjustments 16

Update on Senior Unsecured Peso Term Loan Facility with BDO Unibank, Inc. In December 2017, we signed a Supplemental Agreement with BDO Unibank, Inc. for the 7-year Senior Unsecured Peso Term Loan which we entered into last February 2017. Under this Supplemental Agreement, both parties mainly agreed to fix the commencement date of compliance by CHP with financial covenants under the Loan to June 2020, to include debt service reserve accounts, and to include additional debt incurrence restrictions. This Supplemental Agreement does not increase the level of debt or interest cost under the Facility Agreement. 17

Solid Plant Capacity Expansion In December 2017, the Department of Environment and Natural Resources (DENR) granted the Environmental Compliance Certificate (ECC) covering Solid Cement Plant’s expansion. Next Step: Finalize negotiations with suppliers and contractors. New line expected to start operations in the first quarter of 2020. Expected total investment: US$ 225 million 18

2018 Guidance Cement volumes 8% PHP 700 million Maintenance CAPEX PHP 3,000 million Solid Plant Expansion CAPEX Capital expenditures PHP 40 million Other Strategic CAPEX PHP 3,740 million Total CAPEX Working capital Reduction of approximately PHP 1,500 -2,000 million 19

Q&A SESSION 4Q 2017 RESULTS

4Q 2017 APPENDIX

Income Statement Information

CEMEX HOLDINGS PHILIPPINES

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - December				Fourth Quarter			
INCOME STATEMENT	2017	2016 Pro Forma[1]	% var	2016 Actual	2017	2016 Pro Forma[1]	% var	2016 Actual
Net sales	21,784,450	24,286,753	(10%)	24,286,753	5,223,198	5,278,223	(1%)	5,278,223
Cost of sales	(12,400,901)	(11,885,883)	(4%)	(11,885,883)	(3,054,759)	(2,408,348)	(27%)	(2,408,348)
Gross profit	**9,383,549**	**12,400,870**	**(24%)**	**12,400,870**	**2,168,439**	**2,869,875**	**(24%)**	**2,869,875**
Operating expenses	(7,396,982)	(6,894,661)	(7%)	(7,455,230)	(1,852,985)	(1,736,850)	(7%)	(1,736,850)
Operating earnings before other expenses, net	**1,986,567**	**5,506,209**	**(64%)**	**4,945,640**	**315,454**	**1,133,025**	**(72%)**	**1,133,025**
Other income (expenses), net	(226,179)	(31,853)	(610%)	(319,783)	(257,280)	(34,796)	(639%)	(10,239)
Operating earnings	**1,760,388**	**5,474,356**	**(68%)**	**4,625,857**	**58,174**	**1,098,229**	**(95%)**	**1,122,786**
Financial expenses, net	(895,295)	(1,404,319)	36%	(1,268,755)	(228,192)	(338,957)	33%	(338,957)
Foreign exchange loss, net	(66,738)	(1,379,892)	95%	(1,379,892)	90,470	(504,852)	N/A	(504,852)
Net income (loss) before income taxes	**798,355**	**2,690,145**	**(70%)**	**1,977,210**	**(79,548)**	**254,420**	**N/A**	**278,977**
Income tax	(139,544)	(818,294)	83%	(563,744)	50,397	(261,601)	N/A	(268,968)
Consolidated net income (loss)	**658,811**	**1,871,851**	**(65%)**	**1,413,466**	**(29,151)**	**(7,181)**	**(306%)**	**10,009**
Non-controlling interest net income (loss)	25	24	4%	24	4	5	(20%)	5
Controlling Interest net income (loss)	**658,836**	**1,871,875**	**(65%)**	**1,413,490**	**(29,147)**	**(7,176)**	**(306%)**	**10,014**
Operating EBITDA	**3,255,800**	**6,727,481**	**(52%)**	**6,166,913**	**628,342**	**1,416,710**	**(56%)**	**1,416,710**
Earnings per share	**0.13**	**0.66**	**(81%)**	**0.50**	**(0.01)**	**(0.00)**	**306%**	**0.00**

[1] Refer to slide 3 for information on pro forma adjustments

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Income Statement Information

(Thousands of U.S. Dollars, except per share amounts)

INCOME STATEMENT	January - December 2017	2016 Pro Forma[1]	% var	2016 Actual	Fourth Quarter 2017	2016 Pro Forma[1]	% var	2016 Actual
Net sales	432,388	509,499	(15%)	509,499	103,218	107,096	(4%)	107,096
Cost of sales	(246,139)	(249,348)	1%	(249,348)	(60,367)	(48,866)	(24%)	(48,866)
Gross profit	**186,249**	**260,151**	**(28%)**	**260,151**	**42,851**	**58,230**	**(26%)**	**58,230**
Operating expenses	(146,819)	(144,639)	(2%)	(156,399)	(36,618)	(35,241)	(4%)	(35,241)
Operating earnings before other expenses, net	**39,430**	**115,512**	**(66%)**	**103,752**	**6,233**	**22,989**	**(73%)**	**22,989**
Other income (expenses), net	(4,489)	(668)	(572%)	(6,709)	(5,084)	(706)	(620%)	(208)
Operating earnings	**34,941**	**114,844**	**(70%)**	**97,043**	**1,149**	**22,283**	**(95%)**	**22,781**
Financial expenses, net	(17,770)	(29,460)	40%	(26,617)	(4,509)	(6,877)	34%	(6,877)
Foreign exchange loss, net	(1,325)	(28,948)	95%	(28,948)	1,788	(10,244)	N/A	(10,244)
Net income (loss) before income taxes	**15,846**	**56,436**	**(72%)**	**41,478**	**(1,572)**	**5,162**	**N/A**	**5,660**
Income tax	(2,770)	(17,167)	84%	(11,826)	996	(5,308)	N/A	(5,457)
Consolidated net income (loss)	**13,076**	**39,269**	**(67%)**	**29,652**	**(576)**	**(146)**	**(295%)**	**203**
Non-controlling interest net income (loss)								
Controlling Interest net income (loss)	**13,076**	**39,270**	**(67%)**	**29,653**	**(576)**	**(146)**	**(295%)**	**203**
Operating EBITDA	**64,623**	**141,132**	**(54%)**	**129,372**	**12,417**	**28,745**	**(57%)**	**28,745**
Earnings per share								

[1] Refer to slide 3 for information on pro forma adjustments

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Debt Information Maturity Profile1 Revolving Facility2 BDO Debt 6,656 Total Debt: PHP 15,196 Avg. life of debt: 4.8 years Net Debt to EBITDA3: 4.3x 5,027 1,664 1,214 355 1,074 215 140 140 140 140 2018 2019 2020 2021 2022 2023 2024 1 Millions of Philippine Pesos 2 Pertains to Philippine Peso-denominated revolving facility with CEMEX Asia B.V. 3 Last 12 months Consolidated EBITDA 24

Definitions PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt minus cash and cash equivalents. 25

Contact Information Investor Relations Stock Information In the Philippines PSE: +632 849 3600 CHP chp.ir@cemex.com 26